August 16, 2018

Robert Kain
Chief Executive Officer
LunaTrust LLC
415 South Cedros Avenue, Suite 260
Solana Beach, California 92075

       Re: LunaTrust LLC
           Amendment No. 1 to
           Draft Offering Statement on Form 1-A
           Submitted July 30, 2018
           CIK No. 0001741687

Dear Mr. Kain:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2018 letter.

Draft Form 1-A submitted July 30, 2018

Preliminary Offering Circular, page 1

1. We note your response to prior comment 6. Revise your disclosure to clarify if the manager could unilaterally amend the operating agreement to provide no notice for unilateral modifications. We also note from revised Section 10.11 of the operating agreement that the provisions of Section 8.2(a), allowing members to terminate their license for their Member Data, may not be amended without the consent of the affected member. Revise your disclosure to indicate, if true, that Section 8.2(h) of the operating
 Robert Kain
FirstName LLC
LunaTrust LastNameRobert Kain
Comapany NameLunaTrust LLC
August 16, 2018
August 16, 2018 Page 2
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FirstName LastName
         agreement could be unilaterally amended by the manager to remove the effects of such termination, including the removal of the company's obligation to purge such member's data, or revise the operating agreement as appropriate.
2. We note your added disclosure in the last paragraph on page 41 that you intend to revise the number of shares to be issued for types of Member Data from time to time based on bona fide sales or your updated determination of the fair value of such types of Member
         Data. Please revise your disclosure to be consistent with Rule 251(d)(3)(ii) of Regulation
         A which provides that you must offer the securities at a fixed price for the duration of the offering.
3. It appears from your disclosure on page 41 that you established the value for some of the
         Member Data categories by reference to sales of genomic information. Please identify which Member Data items you are valuing on the basis of an "accepted standard" and which you are valuing by reference to "bona fide sales within a reasonable time." For valuations based on bona fide sales, provide us with your analysis of why those sales are comparable to the acquisitions of Member Data contemplated by your disclosure. Include in your analysis how the price consumers pay to acquire their own ancestry data, as described in your first analysis on page 41, related to your valuation methodology. Please also provide us with your analysis of how you considered other acquisitions of genomic or related personal data in determining bona fide sales for purposes of your valuations.
4. You indicate that you are not aware of any bona fide sales for the types of Member Data you intend to acquire. In the absence of such bona fide sales, please clarify how you determined that the valuation methodology you intend to use is an "accepted standard" for purposes of Note to Paragraph (A) of Rule 251. As part of your analysis, please specifically address whether the disclosed methodology has been recognized as an accepted standard or used by third parties to value genomic or similar data.
Our Management and Operating Agreements contain provisions..., page 14

5. We note your response to prior comment 13. Please revise your risk factor disclosure to discuss the material risks to investors of the mandatory arbitration, class action waiver, exclusive forum, and fee shifting provisions. As examples only, discuss how the mandatory arbitration and class action waiver provisions could impact the ability of investors to access relevant information through discovery and possible imbalances of resources between you and an individual shareholder. Also, clarify the "certain exceptions" mentioned in the first sentence of this risk factor. Description of Business, page 18

6. Please expand your added disclosure in response to prior comment 20 and revise your related risk factor disclosure on page 14 to discuss your manager's public benefit corporation status in more detail, including identifying its public benefit purpose and clarifying how its status as a public benefit corporation could mean that your manager
 Robert Kain
FirstName LLC
LunaTrust LastNameRobert Kain
Comapany NameLunaTrust LLC
August 16, 2018
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FirstName LastName
         may not undertake to maximize profits which could ultimately impact the amount and timing of distributions, if any.
Blockchain Technology, page 27

7. Please expand your response to prior comment 18 to discuss how the use of blockchain technology for your intended purpose compares to alternative tracking methods, and disclose how investors will access the information stored using the blockchain.
Government Regulation, page 28

8. We note your response to prior comment 7. Please revise your disclosure to discuss the lack of member protections under HIPAA of the electronic storage and transmission of
         Member Data given your representation that you are not a covered entity. Also provide risk factor disclosure as appropriate.
Securities Being Offered, page 37

9. We note your revised disclosure in response to prior comment 24. Since you are incorporated in Delaware, provide disclosure comparing your securities to common stock issued by a Delaware corporation, or advise.
Redemption Rights, page 42

10. We note your response to prior comments 7 and 18 that you plan to store Member Data in a conventional SQL database. If true, please disclose that Member Data may not be purged from third party systems once the Member Data is sold or queried.
Arbitration; Governing Law; Class Actions, page 48

11. Please expand your response to prior comment 25 to disclose here, in your related risk factor disclosure on page 14, and in the operating agreement, whether each provision would apply to any claims under the federal securities laws or the rules and regulations thereunder. To the extent that any of these provisions would apply to any claims under the federal securities laws or the rules and regulations thereunder, revise your disclosure to affirmatively state (in both the disclosure and in the related exhibit) that by agreeing to these provisions, investors will not be deemed to have waived the manager's or the company's compliance with any federal securities laws or the rules and regulations thereunder.
12. Further, expand your response to prior comment 25 to provide the basis for your belief that the mandatory arbitration and class action provisions are enforceable under Delaware law and the federal securities laws.
 Robert Kain
LunaTrust LLC
August 16, 2018
Page 4

        You may contact Tara Harkins at 202-551-3639 or Kevin Kuhar, Accounting Branch
Chief, at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at 202-551-3498 or Tim Buchmiller, Senior
Attorney, at 202-551-3635 with any other questions.



                                                          Sincerely,
FirstName LastNameRobert Kain
                                                          Division of
Corporation Finance
Comapany NameLunaTrust LLC
                                                          Office of Electronics
and Machinery
August 16, 2018 Page 4
cc:       John Tishler, Esq.
FirstName LastName